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                                            FILED BY: HARRIS INTERACTIVE INC.
                                            DOCUMENT IS BEING FILED PURSUANT TO
                                            RULE 425 UNDER THE SECURITIES ACT OF
                                            1933 AND IS DEEMED FILED PURSUANT TO
                                            RULE 14a-12 UNDER THE SECURITIES
                                            EXCHANGE ACT OF 1934.

                                            SUBJECT COMPANY:  TOTAL RESEARCH
                                            CORPORATION

                                            COMMISSION FILE NO.:  000-15692

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-K


                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

        Date of Report (Date of Earliest Event Reported): August 5, 2001

                             HARRIS INTERACTIVE INC.
               (Exact Name of Registrant as Specified in Charter)


             DELAWARE                   000-27577               16-1538028
----------------------------       -------------------     ------------------
(State or Other Jurisdiction          (Commission          (IRS Employer
  of Incorporation)                   File Number)         Identification No.)


     135 Corporate Woods, Rochester, New York                       14623
------------------------------------------------------------------------------
  (Address of Principal Executive Offices)                        (Zip Code)


        Registrant's Telephone Number Including Area Code: (716) 272-8400
                                                           --------------


                                 Not Applicable
                                 --------------
          (Former Name or Former Address, if Changed Since Last Report)

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Harris Interactive and Total Research plan to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "Commission") in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Harris Interactive and Total Research at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained free of charge from Harris Interactive or from Total Research by directing such request to Harris Interactive, Inc., 135 Corporate Woods, Rochester, New York 14623, tel: (716) 272-8400; or to Total Research Corporation, 5 Independence Way, Princeton, New Jersey 08543-5305, tel: (609) 520-9100.

Harris Interactive, Total Research and certain of their respective directors, executive officers and other members of their management and employees may be considered to be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of Harris Interactive's stockholders under the rules of the Commission is set forth in the Proxy Statement for the 2000 Annual Meeting of Harris Interactive filed by Harris Interactive with the Commission on September 27, 2000, and information concerning persons who may be considered participants in the solicitation of Total Research's stockholders under the rules of the Commission is set forth in the Proxy Statement for the 2000 Annual Meeting of Total Research filed by Total Research with the Commission on October 27, 2000. Updated information concerning these persons will be available in the joint proxy statement/prospectus.

ITEM 5.  OTHER EVENTS

      On August 5, 2001, Harris Interactive, Inc., a Delaware corporation ("Harris Interactive"), Total Merger Sub Inc., a Delaware corporation and newly formed, wholly-owned subsidiary of Harris Interactive ("Merger Sub"), and Total Research Corporation, a Delaware corporation ("Total Research") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, Harris Interactive will acquire Total Research through the merger of Merger Sub with and into Total Research. Under the terms of the Merger Agreement, Harris Interactive will exchange 1.222 shares of Harris Interactive common stock, par value $.001 per share, for each outstanding share of Total Research common stock, par value $.001 per share. The merger is intended to be a tax free exchange. Consummation of the merger is subject to satisfaction or waiver by the parties of certain closing conditions, including the receipt of regulatory approvals, approvals by the stockholders of Harris Interactive and Total Research, respectively, and other customary closing conditions. Stockholders representing approximately 53% of the total outstanding common stock of Harris Interactive and stockholders representing approximately 24% of the total outstanding common stock of Total Research have agreed to vote their shares in favor of the transactions contemplated by the Merger Agreement. The parties intend to consummate the merger during the fourth quarter of the calendar year 2001.

      The foregoing description is qualified in its entirety by reference to (i) the full text of the Merger Agreement which is filed herewith as Exhibit 2.1,
(ii) the full text of the form of Voting Agreement entered into by Harris Interactive Inc. and certain stockholders of Total Research Corporation, which is filed herewith as Exhibit 99.2, and (iii) the full text of the form of Voting Agreement entered into by Total Research Corporation and certain stockholders of Harris Interactive Inc., which is filed herewith as Exhibit 99.3. Each of such exhibits is incorporated herein by reference in its entirety.


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ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHBITIS.

(a)     Financial Statements of the Business Acquired.

        Not Applicable

(b)     Pro Forma Financial Information

        Not Applicable

(c)     Exhibits

        NO.     DESCRIPTION

        99.1 Agreement and Plan of Merger, dated August 5, 2001, among Harris Interactive Inc., Total Merger Sub Inc. and Total Research Corporation. (1)

        99.2 Form of Voting Agreement, between Total Research Corporation and certain stockholders of Harris Interactive Inc.

        99.3 Form of Voting Agreement, between Harris Interactive Inc. and certain stockholders of Total Research Corporation.

(1) The exhibits and schedules to the Merger Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any of the exhibits and schedules to the U.S. Securities and Exchange Commission upon request.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       HARRIS INTERACTIVE INC.

Dated:  August 13, 2001                By:      /s/  Bruce A. Newman
                                           -----------------------------
                                           Bruce A. Newman, Secretary
                                           and Chief Financial Officer





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                                  EXHIBIT INDEX


EXHIBIT NO.   DESCRIPTION

99.1 Agreement and Plan of Merger, dated August 5, 2001, among Harris Interactive Inc., Total Merger Sub Inc. and Total Research Corporation. (1)

99.2 Form of Voting Agreement, dated as of August 5, 2001, between Total Research Corporation and certain stockholders of Harris Interactive Inc.

99.3 Form of Voting Agreement, dated as of August 5, 2001, between Harris Interactive Inc. and certain stockholders of Total Research Corporation.

(1) The exhibits and schedules to the Merger Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any of the exhibits and schedules to the U.S. Securities and Exchange Commission upon request.






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